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[KINROSS LOGO]

                                                                   PRESS RELEASE


          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS


SEPTEMBER 16, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC)

Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross is providing bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

As previously disclosed, Kinross has not yet filed its financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger. Kinross staff and advisory team are working with regulatory authorities to finalize our accounting for the merger and the related goodwill. There has been no other new material development since its last press release dated September 2, 2005.

Upon completion of this review process and the related audits the Company will complete its regulatory filings. We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at www.kinross.com. The next update is scheduled for the week of October 3, 2005.

THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2004, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                   TRACEY M. THOM
SENIOR VICE PRESIDENT,                DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS              AND COMMUNICATIONS
Tel.  (416) 365-7254                  Tel. (416) 365-1362